UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form C-AR

Under the Securities Act of 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer

NODABL Networks, Inc.

Legal Status of Issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of Organization

January 22, 2019

Physical Address of Issuer

408 Water St, Waxahachie, TX 75165

Website of Issuer

www.nodabl.com

Current Number of Employees

4

	Most Recent Fiscal Year	Prior Fiscal Year
Total Assets	$ 29,142	$ 3,171
Cash & Cash Equivalents	$ 1,306	$ 3,171
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 3,131	$ 9,544
Long-term Debt	$ 29,820	$ 0
Revenues/Sales	$ 39,306	$ 0
Cost of Goods Sold	$ 0	$ 0
Taxes Paid	$ 0	$ 0
Net Income	-$ 26,363	-$ 11,613

April 24, 2023

Form C-AR

NODABL Networks, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NODABL Networks, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nodabl.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual report for three years pursuant to Regulation CF and having assets equal to or less than $ 10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/24/2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in the Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should only rely on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NODABL Networks, Inc. (the "Company" or "NODABL) is a Delaware corporation, originally incorporated/formed on January 22, 2019, as NODABL Networks LLC.

The Company's headquarters is located at 408 Water St, Waxahachie, TX 75165.

The Company's website is www.nodabl.com. The information available on or through our website is not a part of this Form C-AR.

The Business

NODABL provides private fiber and wireless (4G/LTE and 5G) broadband networks *"as a service,"* enabling enterprises to leverage the power of data for digital transformation of their operations. Our networks are secure, cloud-centric, and lightning-fast, and are offered as turnkey solutions with flexible business models. Our mission is to become the nation's leading provider of broadband enabling people, communities, and enterprises to flourish.

NODABL is a System Integrator (SI) and a Managed Services Provider (MSP) and, therefore, a *de facto* private network operator. We have several world class OEMs as Strategic Partners including Motorola Solutions, Nokia, and Celona. The Strategic Partners provide NODABL with cellular technology and cloud-hosted solution platforms. NODABL seeks out customers in different industry verticals and customizes the OEM solution to the needs of the customer. We offer customers end-to-end services from network design to network installation to network launch to post-launch network monitoring and support.

NODABL employs a two-pronged go-to-market strategy. We 1) market and sell directly to customers and, 2) market our networks and services through a select group of Development

Partners who have expertise in specific industry verticals. The Development Partners work on a contingency basis and are only compensated when NODABL wins a customer contract.

RISK FACTORS

Risks Relating to the Company's Business and Industry

- **We participate in a competitive industry which may become even more competitive. Competitors with greater resources and more experience may be able to respond more quickly to changes in customer requirements.**

While we have formidable and well-established OEMs as Strategic Partners, we also have growing competition from some established wireless System Integrators. Some of these System Integrators have considerable experience selling radio systems to enterprises and are now looking to expand their offerings to private 4G/LTE and 5G networks. Some of these same companies have well-established relations with our Strategic Partners as well as other OEMs.

While private 4G/5G networks are a rapidly growing market and NODABL has a first-mover advantage, there are between 10 to 12 System Integrators who have entered or are looking to enter this space. Furthermore, nationwide cellular service providers such as AT&T, Verizon, and T-Mobile have noticed the opportunity for providing private cellular networks to enterprises. NODABL believes that due to the high degree of required customization and high carrier overheads, the networks offered by these nationwide carriers will be unaffordable for small and medium sized enterprises.

- **We are materially dependent on the adoption of our solutions in various industry verticals including manufacturing and retail enterprises; K-12 and higher education; city, county, and tribal governments; and other customers. If customers fail to purchase our solutions our revenues will be adversely affected.**

K-12 and higher education and city, county, and tribal governments typically depend on Federal and State grants to implement capital projects. While implementation of private wireless networks is allowed use of funds received from CARES Act I, Supplement to CARES Act, and America Rescue Plan Act, the recipients may choose to use those funds for other purposes or may choose to deploy a competitor's solution. The buying process is often long and involves competitive bidding via RFPs (Request for Proposals). If we do not compete effectively, we will be unable to expand sales with such education and local government customers.

- **Wireless networks are dependent on availability of spectrum. Our networks primarily utilize 150 MHz of unlicensed/lightly licensed CBRS Band 48 spectrum. We are dependent on spectrum grants from FCC certified Spectrum Access System administrators. Operating in or near major metropolitan areas where spectrum is a premium can be a challenge.**

Much of our private network solution is dependent on getting General Access Authorization (GAA) use of the CBRS Band 48 spectrum. While there is 150 MHz of spectrum available, 70 MHz have been awarded in an auction to companies on a county-by-county basis as Priority Access Licenses (PAL). PAL license holders have priority access to the spectrum over GAA. Having access to only 80 MHz of unlicensed spectrum can potentially be an issue for us as we deploy networks in or near major metropolitan areas. NODABL has the opportunity to sublicense spectrum from PAL license holders, but this then adds cost and can impact our bottom line if we are unable to pass on the costs to the customer.

- **If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business could suffer.**

Our ability to successfully grow our business depends on several factors including our ability to: a) accelerate adoption of our solution by customers, b) expand to new vertical markets, c) develop and deliver new products and services, d) increase awareness of the benefits of our solutions, and e) eventually expand beyond the US market.

As usage of our solution grows, we will need to continue to invest in updated solutions, technologies, security features, etc. In addition, we will need to appropriately scale our internal business systems and services organizations. Any failure or delay in these efforts could impair the performance of our solutions and reduce customer satisfaction.

A rapid growth could strain our managerial, operational, and financial resources, and will require continuous investment in several product and solutions areas. We are likely to recognize costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect, which could adversely impact our operating results.

- **Each network is custom designed and must meet certain customer Key Performance Indices (KPIs). Lengthy customization and KPI certification processes could impact our operational expenses and adversely affect our financial condition.**

Since each deployed network is custom designed to customer requirements, the networks have unique KPI certification requirements. Any delays or re-engineering necessary to meet KPI certification can result in added operating expenses, delayed revenue realization, and can adversely impact our reputation in the industry.

- **If we fail to adequately forecast demand for our solution, we could incur additional costs or suffer delays that can reduce our margins and delay revenue realization.**

Some of the core network equipment such as firewalls, switches, and gateways that we use for private wireless networks are also used extensively in data centers. Due to the explosive growth of data centers driven by Amazon, Google, Microsoft, and others, there is heavy demand and long delivery lead times for such equipment. Our OEM Strategic Partners maintain a lean inventory and depend on accurate forecasts of our requirements.

In addition, we often have extended sales cycles where, after a proposal with pricing is sent to the customer, a contract is not awarded to us within the 60-day period our prices are valid. Our option at that point is to revisit the pricing and incur additional project delays, or honor the original prices quoted and take a margin hit if our costs have gone up during the period.

- **We may not be able to continue to develop solutions that meet the customers' needs in an industry characterized by ongoing change and rapid technological advances.**

The industry and markets we operate in are characterized by evolving industry standards, frequent product and service enhancements, increasing customization, rapid competitive developments, and changing customer requirements. Our future success is dependent on our ability to both effectively and economically adapt to this evolving environment.

- **We rely on our Development Partners to generate a portion of our revenues. If these partners fail to perform, or if we cannot enter into agreements on favorable terms, our operating results could be harmed.**

Our Development Partners may be unsuccessful in marketing and selling our solutions in certain verticals. The agreements with some of our Development Partners are non-exclusive, and they can market and sell solutions that are competitive with ours. If they have better incentives to promote competitor products, it will require NODABL to match the incentives, while simultaneously taking a cut in our margins.

While NODABL additionally sells directly to customers, our Development Partners have expertise in various industry verticals and have established relationship with key stakeholders of potential customers that cannot be matched by direct sales through NODABL.

- **Defects in our implementation may reduce demand for our services, result in loss of sales, delay in market acceptance, or injury to our reputation which may adversely affect our business.**

Implementing a private cellular network and integrating it into the customer's existing IP network can be very challenging. It involves complex software, equipment, assemblies, as well as spectrum grants for our network. We depend on software that is installed on the equipment by our OEM partners, as well as cloud hosted services from our OEM Strategic Partners. Defects in the software or equipment, as well as delays in providing security updates, can cause loss of market acceptance or cause increased service and warranty expenses, including potential payment of damages. While we plan meticulously, along with our Strategic Partners for every network deployment and have protocols in place for software and security updates, such defects can manifest themselves even after a flawless network launch.

- **Security risks of our networks being hacked thus triggering liability to our customers.**

Hacking is a risk for both wired and wireless networks. Our OEM Strategic Partners mitigate the risks by monitoring the network 24/7 for security threats and proactively pushing security updates to the deployed networks. NODABL further mitigates its risks by securing indemnification from our Strategic Partners.

- **The wireless industry is fertile ground for Intellectual Property infringement claims, particularly from non-practice entities (NPEs or patent trolls). We entirely rely on IP indemnification from our OEM Strategic Partners.**

The telecommunications space is rife with non-practicing entities asserting patent infringement against operating companies. While our Strategic Partners provide us with IP indemnification, frivolous claims of infringement against NODABL can be a source of distraction to the management team and result in unnecessary legal expenses for the company. NODABL can confirm that no claim of patent infringement has been asserted against the company to date.

- **Delays in local permitting can adversely affect network deployment timelines resulting in delays in realizing revenue.**

Network deployment often involves building of new telecommunications infrastructure, such as tall communications towers or installation of equipment on existing structures such as city water tanks, buildings, or light poles. These require permits from local authorities. Delays in receiving permits or failure to receive permits can substantially hinder our ability to deploy networks in a timely manner and can lead to both unanticipated costs and revenue loss.

- **Expenses related to General Liability and Umbrella insurance.**

NODABL presently maintains General Liability insurance. Furthermore, NODABL only employs the services of properly insured and qualified subcontractors. As our network deployments become more extensive, we will seek additional Umbrella coverage. While we expect our insurance costs to generally scale with our revenue, any claims against NODAB or a claim by NODABL can cause our insurance costs to substantially increase and adversely affect our financial bottom line.

- **The network deployment contracts with our customers may not result in actual revenue or profits.**

Our customer sales and services agreements have a schedule of payments for services rendered. Due to the many business risk factors already identified, we may, however, never realize the full revenue potential from some of our customer contracts and some of our contracts may not result in a profit.

- **Impact of Covid-19.**

The Covid-19 pandemic slowed down the economy in 2020 and 2021. Many enterprises cut back on their capital and operational expenses. Since our network deployments always involve some upfront capital spending and on-going operational expenses by the customers, our market traction on the enterprise front may be slower than forecasted and can result in our expenses exceeding our ability to realize revenue.

- **Owning securities in NODABL can be a risky investment.**

Due to the competitive nature of the industry, the incompetence of the management team, or a variety of other unpredictable factors, NODABL may not be profitable in the future. In such an event, the value of any securities held can drop substantially, and the investor could face a financial loss.

- **The SAFE (Simple Agreement for Future Equity) security may never convert to equity.**

Being able to invest in the early stages of a venture via a SAFE exposes investors to certain risks, as the investor is not getting a current equity stake in return. The SAFE converts to equity only when certain future triggering events occur. If a triggering event to convert SAFE to equity does not occur, the investor can be left with no equity in the venture.

BUSINESS

NODABL provides private fiber and wireless (4G/LTE and 5G) broadband networks *"as a service,"* enabling enterprises to leverage the power of data for digital transformation of their operations. Our networks are secure, cloud-centric, and lightning-fast, and are offered as turnkey solutions with flexible business models. Our mission is to become the nation's leading provider of broadband enabling people, communities, and enterprises to flourish.

NODABL is a System Integrator (SI) and a Managed Services Provider (MSP), and therefore, a *de facto* private network operator. We have several world class OEMs as Strategic Partners, including Motorola Solutions, Nokia, and Celona. The Strategic Partners provide NODABL with cellular technology and cloud-hosted solution platforms. NODABL seeks out customers in different industry verticals and customizes the OEM solution to the needs of the customer. We offer customers end-to-end services from network design to network installation to network launch to post-launch network monitoring and support.

NODABL employs a two-pronged go-to-market strategy. We 1) market and sell directly to customers and, 2) market our networks and services through a select group of Development Partners who have expertise in specific industry verticals. The Development Partners work on a contingency basis and are only compensated when NODABL wins a customer contract.

History

NODABL was founded in January 2019 as a Delaware LLC to exploit the perfect storm of opportunity created for private cellular networks by three major changes in the telecommunications industry, namely, 1) technology transition from 4G/LTE to 5G, 2) release of large quantities of spectrum for commercial use by the FCC (Federal Communications Commission), and 3) cloud hosting of core network services. NODABL was looking to make private cellular network ownership accessible to small and large private enterprises alike, as well as local governments.

For the first three years, NODABL focused on developing strategic partnerships with world-class OEMs such as Nokia, Motorola Solutions, and Celona, who provided the technology and solutions platforms for private wireless networks. NODABL also developed in-house expertise for designing private wireless networks and established an ecosystem of subcontractor partners for network installations. During the same period NODABL also established "go-to-market" partnerships with groups that had expertise in our target industry verticals and had established relationships with key stakeholders of potential customers.

NODABL started engaging with customers in 2021 and began finding initial traction with customers in 2022. Many detailed network proposals ranging in value from a few hundred thousand dollars to a few million dollars were submitted to commercial, school district, and local government customers throughout 2021 and 2022. In February 2022, NODABL deployed its first commercial network with a large retail landscaping customer in Ft. Worth, Texas. Building on that success, NODABL is poised for other network deployments in 2023 and beyond.

Business Outlook

Our first customer in 2022 earned NODABL a revenue of $39,300. Additionally, in 2022 we raised $ 28,500 via a Reg CF offering under a SAFE Agreement via the Fundify platform. We also became a channel partner for Amazon Web Services (AWS) and have secured rights to upsell AWS's computational, storage, database, and analytics services to our customers. Due to the long sales cycle and our Development Partner's inability to score early wins in the local government market, in 2022 NODABL terminated its relationship and revenue share agreement with the Development Partner that was focused on the local government market.

Our outlook for 2023 looks promising with a significant network proposal for the (water) Improvement District of a city in Texas and two proposals that have been submitted for fiber and wireless networks to the county in which NODABL is headquartered. We additionally have been selected by a Texas company focused on hydrogen refueling stations as their preferred broadband provider for their headquarters in Riesel, TX, as well as for providing broadband connectivity for their hydrogen refueling sites across the country. We expect to see purchase orders from this company in the second half of 2023.

Customer Base

NODABL is trying to balance its customer base between commercial and local government customers. NODABL continues to use direct sales, as well as sales through Development Partners to win customers.

Competition

Carrier Competition

Among the three nationwide cellular carriers in the U.S., namely, Verizon, AT&T, and T-Mobile, only Verizon has publicly announced plans to offer private cellular networks to enterprises. Because each private cellular network needs to be custom designed, installed, and supported with managed services, we believe that the high carrier overhead costs will make such networks from carriers unaffordable except for the largest enterprises. The biggest head-to-head competition NODABL has faced in the market has been from AT&T. NODABL lost a couple of bids to AT&T.

OEM Channel Partner Competition

The typical OEM go-to-market model is either via direct sale or through channel partners, such as NODABL. Except for large nationwide accounts, major OEMs such as Nokia, Motorola Solutions, and Ericsson prefer to sell solutions through channel partners. As such, NODABL's direct competitors are OEM's other channel partners.

Intellectual Property

In 2019 NODABL attempted to register the trademark "NODABL" with the US Patents and Trademark Office (USPTO). That effort was abandoned due to adverse "office action" from the US PTO related to an already registered trademark "DABL." NODABL continues to use "NODABL" in commerce as an unregistered trademark.

There are no patents applications filed by NODABL between 2019 and 2022. NODABL depends on Intellectual Property protection of its commercial offering via its OEM Strategic Partners.

Government/Regulatory Approval and Compliance

The Company is subjected to, and affected by, the laws and regulations of federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held at Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Aroon V. Tungare	President & CEO	CEO, NODABL Networks, Inc. (January 2019 – present) President, Batwing Innovations, Inc. (March 2015 – present)	B. Tech, Indian Institute of Technology, 1983 M.S. & PhD, Syracuse University, 1986, 1990
Stephen Wayne Wilson	Secretary & Treasurer	Business Development, NODABL Networks, Inc. (January 2019 – present) CEO, Texzon Utilities Ltd. (January 2004 – present)	

Indemnification

Indemnification is authorized by the Company to directors and officers acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person. A "director" or "officer" of the Company includes a person (a) who is or was a director of the Company, (b) who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

Employees

The company currently has 1 fulltime employee and 3 parttime employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of April 24, 2023 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Common Stock: Texzon Utilities Ltd	6,000,000	Yes	No
Common Stock: Batwing Innovations Inc.	4,000,000	Yes	No
Common Stock: Suncoast Tower Solutions LLC	526,310	Yes	No
Crowd SAFEs	$ 28,500	No	Yes (Valuation Cap)

Our authorized capital stock consists of 30,000,000 shares, all of which are designated as common stock, each having $ 0.0001 par value. As of April 24, 2023, there were 10,526,310 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may creat one or more series of preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the Company has issued the following outstanding securities, none of which have voting power.

Regulation CF Offering

In August 2022, the Company issued $ 28,500 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the transaction were used to fund working capital, business development, growth, and loan repayment.

The Regulation CF Transaction was conducted through Fundify Funding Portal LLC (the "Intermediary"). The Intermediary received 6 % of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 1.5% of the total amount raised in the transaction (the "Intermediary Fee). Net of the Intermediary Fee and other associated fees, the Company received $ 21,992 in net proceeds from the offering.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such conversion, the conversion price will be equal to the lesser of (i) 80% of the price per share of the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $ 25,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event that the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

Ownership

At this time, the Company has only two beneficial equity holders holding greater than 20% of the voting equity of the Company: Texzon Utilties Ltd and Batwing Innovations, Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
0	-$11,592	0

OPERATIONS

Cash and Cash Equivalents

The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $ 250,000.

Liquidity and Capital Resources

In August 2022, the Company consummated an offering pursuant to Regulation CF and raised $28,500. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHR INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor oe other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, subling, mother/father/daughter.so/sister/brother-in-law, and includes adoptive relationships. Remember that although you may be legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Transactions with Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in Crowd SAFEs in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with a related person(s) since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1033 and Regulation Crowdfunding (227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/*Aroon V Tungare*
(Signature)

Aroon Tungare
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/*Aroon V Tungare*
(Signature)

Aroon Tungare
(Name)

CEO
(Title)

4/24/2023
(Date)

I, Aroon V. Tungare, being the CEO of NODABL Networks, Inc., a Delaware corporation (the "Company"), hereby certify:

(i)   The accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2022, and December 31, 2021, and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2022, and December 31, 2021, and the related noted financial statements (collectively, the "Financial Statements"), are true and complete in all respects: and

(ii)   While the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/*Aroon V Tungare*
(Signature)

Aroon Tungare
(Name)

CEO
(Title)

4/24/2023
(Date)

Exhibit A

Balance Sheet as of December 31, 2022

NODABL Networks, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank	1,306.33
Chase Bank (Nodabl LLC)	0.00
Total Bank Accounts	**$1,306.33**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Legal Fees-Citron & Deutsch	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,306.33**
Fixed Assets	
Accumulated depreciation	-4,639.00
Tools, machinery, and equipment	
Mini Mobile Tower	32,475.00
Total Tools, machinery, and equipment	**32,475.00**
Total Fixed Assets	**$27,836.00**
TOTAL ASSETS	**$29,142.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable (Texzon Utilities - Tower Purchase)	2,572.40
Loan Payable (Texzon Utilities)	558.58
Texas State Comptroller Payable	0.00
Total Other Current Liabilities	**$3,130.98**
Total Current Liabilities	**$3,130.98**
Long-Term Liabilities	
Long-term business loans	
Ascentium Capital	29,819.75
Total Long-term business loans	**29,819.75**
Other Liabilities (SAFE)	28,927.50
Total Long-Term Liabilities	**$58,747.25**
Total Liabilities	**$61,878.23**

	TOTAL
Equity	
Common stock	
Common Stock	
Texzon Utilities	5,239.54
Total Common Stock	**5,239.54**
Total Common stock	**5,239.54**
Retained Earnings	-11,612.62
Net Income	-26,362.82
Total Equity	**$ -32,735.90**
TOTAL LIABILITIES AND EQUITY	**$29,142.33**

Profit and Loss: January – December 2022

NODABL Networks, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Services	39,306.00
Total Income	**$39,306.00**
GROSS PROFIT	**$39,306.00**
Expenses	
Automobile Expenses	
Gas & Maintenance	145.00
Miscellaneous	20.25
Total Automobile Expenses	**165.25**
Bank Charges & Fees	545.00
Commissions & Fees	195.00
Dues and Subscriptions	2,500.00
Email & Web Expense	350.54
Entertainment Meals	23.55
Equipment & Tools	649.50
Filing Fees	50.00
Insurance	
Liability insurance	2,509.80
Tower & Trailer (COW)	130.02
Total Insurance	**2,639.82**
Interest paid	
Business loan interest	975.51
Total Interest paid	**975.51**
Marketing	
Collateral	27.06
Total Marketing	**27.06**
Meals	
Travel meals	55.55
Total Meals	**55.55**
Network Equipment and Supplies	1,694.96
Office expenses	
Printing & photocopying	473.45
Total Office expenses	**473.45**
Office Supplies	90.91
Other Business Expenses	167.76
Postage and Delivery	129.09
Professional Fees	
Accounting	4,394.00
Consulting Services	3,000.00

	TOTAL
Legal Fees	3,728.50
Total Professional Fees	**11,122.50**
Promotional Meals	106.45
Software	
Accounting	1,768.85
Total Software	**1,768.85**
Subscriptions	15,180.00
Nitro	6,001.01
Total Subscriptions	**21,181.01**
Supplies	8,250.00
Supplies & materials	548.96
Total Supplies	**8,798.96**
Taxes	
Franchise Tax	400.00
Total Taxes	**400.00**
Total Expenses	**$54,110.72**
NET OPERATING INCOME	**$ -14,804.72**
Other Income	
Discounts Received	16.21
Total Other Income	**$16.21**
Other Expenses	
Crowdfunding Expense	6,935.31
Depreciation	4,639.00
Total Other Expenses	**$11,574.31**
NET OTHER INCOME	**$ -11,558.10**
NET INCOME	**$ -26,362.82**

Balance Sheet as of December 31, 2021

NODABL Networks, Inc.
Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank (Nodabl LLC)	3,171.04
Total Bank Accounts	**$3,171.04**
Other Current Assets	
Prepaid Legal Fees-Citron & Deutsch	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,171.04**
TOTAL ASSETS	**$3,171.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable (Texzon Utilities)	9,544.12
Total Other Current Liabilities	**$9,544.12**
Total Current Liabilities	**$9,544.12**
Total Liabilities	**$9,544.12**
Equity	
Common stock	
Common Stock	
Texzon Utilities	5,239.54
Total Common Stock	**5,239.54**
Total Common stock	**5,239.54**
Retained Earnings	
Net Income	-11,612.62
Total Equity	**$ -6,373.08**
TOTAL LIABILITIES AND EQUITY	**$3,171.04**

Profile and Loss: January – December 2021

NODABL Networks, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	100.00
Email & Web Expense	12.17
Entertainment Meals	41.92
Filing Fees	50.00
Marketing	
Collateral	23.45
Total Marketing	**23.45**
Professional Fees	
Accounting	365.00
Commercial Registered Office Provider (CROP) Fees	131.52
Legal Fees	6,489.00
Total Professional Fees	**6,985.52**
Software	
Accounting	202.54
Total Software	**202.54**
Subscriptions	
Nitro	4,197.02
Total Subscriptions	**4,197.02**
Total Expenses	**$11,612.62**
NET OPERATING INCOME	**$ -11,612.62**
NET INCOME	**$ -11,612.62**